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                                                 FOR:   Tier Technologies, Inc.
                                                        1350 Treat Boulevard
                                                        Suite 250
                                                        Walnut Creek, CA 94596

                                             CONTACT:   Lori B. DePole, CFO
                                                        Barbara Pivnicka, CMO
                                                        925-937-3950
For Immediate Release
                                                        Corey Cutler/Kirin Smith
                                                        Morgen-Walke Associates
                                                        212-850-5600


 TIER TECHNOLOGIES ANNOUNCES STATUS OF TENDER OFFER FOR OFFICIAL PAYMENTS SHARES


         Walnut Creek, CA, July 10, 2002 - Tier Technologies, Inc. (Nasdaq:
TIER) announced today the status of its all cash tender offer for all outstanding shares of Official Payments Corporation (Nasdaq: OPAY) common stock at a price of $3.00 per share. Based on information provided by Mellon Investor Services LLC, the Depositary for the tender offer, as of 12:00 midnight, New York City time, on July 9, 2002, approximately 82 percent of the outstanding shares of OPAY common stock have been tendered and not withdrawn not including shares to be delivered pursuant to guaranteed delivery procedures. In excess of 90 percent of the outstanding shares have been tendered if the guaranteed shares are included.

         Earlier today Tier announced an extension of the tender offer until 5:00 p.m., New York City time, on July 24, 2002. Based on currently available information, Tier expects that all closing conditions to the offer will be satisfied or waived upon expiration of the extended offer on July 24th.

         Tier is a vertically-focused consulting firm that provides business and information technology consulting, systems design and integration, transaction processing, business process outsourcing and business process reengineering for its clients primarily in the state and local government, healthcare, insurance and utilities markets. Tier brings specific industry knowledge, proven delivery capability and proprietary applications to its client relationships. The combination of domain expertise and technical capability allow Tier to provide solutions that link increased operating efficiencies with systems and technology improvements. Tier serves Fortune 1000 companies and government entities.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which have been mailed to stockholders. We urge investors and security holders to read the following documents regarding the tender offer and merger because they contain important information: (i) Tier's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery and
(ii) Official Payment's Solicitation/Recommendation Statement on Schedule 14D-9. These documents have been filed, and any amendments to these documents will be filed, with the United States Securities and Exchange Commission, and may be obtained for free at the SEC's website (www.sec.gov). You may also obtain for free each of these documents from Mellon Investor Services at (866) 323-8166 and 44 Wall Street, 7th Floor, New York, New York 10005.

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                             Tier...Expect A Lot(sm)